Exhibit 99.1

COSTAMARE INC.
60 Zephyrou Street & Syngrou Avenue
17564 Athens, Greece

September 15, 2011

Dear Stockholder:

On behalf of the Board of Directors, you are cordially invited to attend the 2011 Annual Meeting of Stockholders of Costamare Inc. The meeting will be held at:

Place: Our principal executive offices, 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece

Date: Tuesday, October 25, 2011

Time: 3:00 p.m. (Greek Time)

The Notice of the 2011 Annual Meeting of Stockholders and Proxy Statement describe the items to be considered by the stockholders at such meeting and contain certain information about us and our executive officers and directors. The principal business to be transacted at the 2011 Annual Meeting of Stockholders will be:

1.	To elect one Class I Director to hold office until the annual meeting of stockholders in 2014 and until his successor has been duly elected and qualified;

2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as our independent auditors;

3.	To transact such other business as may properly come before the 2011 Annual Meeting of Stockholders and any adjournments or postponements thereof.

The Board of Directors unanimously recommends that stockholders vote for the election of the nominated director and for the ratification of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as our independent auditors.

We know that many of our stockholders will be unable to attend the meeting. Proxies are solicited so that each stockholder has an opportunity to vote on all matters that are scheduled to come before the meeting. Please sign and return the enclosed proxy card as soon as possible in the envelope provided so that your shares can be voted at the meeting in accordance with your instructions. Even if you plan to attend the meeting, we urge you to sign and promptly return the enclosed proxy card. You can revoke the proxy at any time prior to voting, or vote your shares personally if you attend the meeting. We look forward to seeing you.

Sincerely,
Konstantinos Konstantakopoulos Chairman and Chief Executive Officer

COSTAMARE INC.
60 Zephyrou Street & Syngrou Avenue
17564 Athens, Greece

NOTICE OF 2011 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON TUESDAY, OCTOBER 25, 2011

NOTICE IS HEREBY GIVEN that the 2011 Annual Meeting of Stockholders of Costamare Inc., a Marshall Islands corporation (the “Company”), will be held at 3:00 p.m. Greek local time, on Tuesday, October 25, 2011 at our principal executive offices at 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece for the following purposes:

1.	To elect one Class I Director to hold office until the annual meeting of stockholders in 2014 and until his successor has been duly elected and qualified;

2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as our independent auditors; and

3.	To transact such other business as may properly come before the 2011 Annual Meeting of Stockholders and any adjournments or postponements thereof.

Only holders of record of our common stock, par value $0.0001 per share, at the close of business on Monday, September 12, 2011 will be entitled to receive notice of, and to vote at, the 2011 Annual Meeting of Stockholders and at any adjournments or postponements thereof.

You are cordially invited to attend the 2011 Annual Meeting of Stockholders. Whether or not you expect to attend the 2011 Annual Meeting of Stockholders in person, please fill out, sign, date and return at your earliest convenience, in the envelope provided, the enclosed proxy card, which is being solicited on behalf of our Board of Directors. The proxy card shows the form in which your shares of common stock are registered. Your signature must be in the same form. The return of the proxy card does not affect your right to vote in person, should you decide to attend the 2011 Annual Meeting of Stockholders. We look forward to seeing you.

September 15, 2011	By Order of the Board of Directors

Konstantinos Zacharatos General Counsel and Secretary Athens, Greece

This notice of the 2011 Annual Meeting of Stockholders and proxy statement and form of proxy are being distributed on or about September 20, 2011.

COSTAMARE INC.
60 Zephyrou Street & Syngrou Avenue
17564 Athens, Greece

PROXY STATEMENT FOR
2011 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON TUESDAY, OCTOBER 25, 2011

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of Costamare Inc., a Marshall Islands corporation (the “Company”), for use at the 2011 Annual Meeting of Stockholders to be held at 3:00 p.m. Greek local time, on Tuesday, October 25, 2011 at the Company’s principal executive offices at 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of the Meeting. This Proxy Statement, the accompanying proxy card and the Company’s 2010 annual report are expected to be mailed on or about September 20, 2011 to the stockholders of the Company entitled to vote at the Meeting.

VOTING RIGHTS AND OUTSTANDING SHARES

On September 12, 2011 (the “Record Date”), the Company had outstanding 60,300,000 shares of common stock, par value $0.0001 per share (the “Common Stock”). Each stockholder of record at the close of business on the Record Date is entitled to one vote for each share of Common Stock then held. A majority of the Common Stock issued and outstanding and entitled to vote at the Meeting, the holders of which are present in person or represented by proxy, shall constitute a quorum for the transaction of business at the Meeting. The Common Stock represented by any proxy in the enclosed form, or any other form meeting the requirements of Marshall Islands law, will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of the Meeting. As of the Record Date, each of Konstantinos Konstantakopoulos, Christos Konstantakopoulos and Achillefs Konstantakopoulos, owned 15,510,000 shares, or approximately 25.7% of our outstanding common stock. In the aggregate, they own 46,530,000 shares, or approximately 77.1% of our outstanding common stock.

The Common Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “CMRE.”

REVOCABILITY OF PROXIES

A Stockholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s principal executive offices at 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece, a duly executed proxy bearing a later date, by filing with the Company, at the above address, a written notice of revocation or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF A CLASS I DIRECTOR

The Company currently has five directors divided into three classes. As provided in the Company’s Second Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term until the annual meeting for the year in which his or her term expires and until his or her successor has been duly elected and qualified. The Board has nominated Konstantinos Zacharatos, a Class I Director, for re-election as a Class I Director for a term expiring at the 2014 annual meeting and until his successor has been duly elected and qualified. Mr. Zacharatos also serves as our General Counsel and Secretary. The Board has determined that Mr. Zacharatos is non-independent within the current meanings of independence employed by the corporate governance rules of the NYSE and the Securities and Exchange Commission (the “SEC”).

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy card intend to vote the shares authorized thereby FOR the election of the following nominee. It is expected that the nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the persons named in the enclosed proxy card will vote for the election of such substitute nominee as the current Board may recommend.

The Class I Director nominee shall be elected by a plurality of the votes cast at the Meeting.

NOMINEE FOR ELECTION

The Board has nominated the following individual to serve as a Class I Director for a three-year term expiring at the 2014 annual meeting and until his successor has been duly elected and qualified.

Name	Age	Positions	Class	Term Expires	Director Since
Konstantinos Zacharatos	39	General Counsel, Secretary and Director	I	2014	2008

Additional Information Concerning the Nominee for Election

Konstantinos Zacharatos
General Counsel, Secretary and Class I Director
Mr. Zacharatos is our General Counsel, Secretary and a member of the Board. Mr. Zacharatos has also served as the Vice Chairman of Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”) since its incorporation in 2005. Mr. Zacharatos joined Costamare Shipping Company S.A. (“Costamare Shipping”) in 2000, became a member of the board of directors of Costamare Shipping in June 2010 and has also been responsible for the legal affairs of CIEL Shipmanagement S.A. (“CIEL”), Shanghai Costamare and C-Man Maritime, Inc. (“C-Man Maritime”). Mr. Zacharatos has been the legal adviser of Costaterra S.A., a Greek property company, since 2000. Mr. Zacharatos holds an L.L.M. and an L.L.B. from the London School of Economics and Political Science.

Mr. Zacharatos also regularly provides legal services to our chairman and chief executive officer, Konstantinos Konstantakopoulos, and certain other members of the Konstantakopoulos family.

DIRECTORS CONTINUING IN OFFICE

Name	Age	Positions	Class	Term Expires	Director Since
Konstantinos Konstantakopoulos(1)	42	Chief Executive Officer, Chairman of the Board	III	2013	2008
Gregory Zikos	42	Chief Financial Officer and Director	II	2012	2010
Charlotte Stratos(1)(2)	57	Director	III	2013	2010
Vagn Lehd Møller(1)(2)	65	Director	II	2012	2010

(1)	Member of corporate governance, nominating and compensation committee.

(2)	Member of audit committee.

The following directors will continue in office:

Class III Directors—Term to Expire in 2013

Konstantinos Konstantakopoulos
Chief Executive Officer, Chairman of the Board and Class III Director
Mr. Konstantakopoulos is our Chief Executive Officer and Chairman of the Board. Mr. Konstantakopoulos serves as President and Chief Executive Officer of Costamare Shipping, one of our three managers, which he wholly owns and joined in 1992 (and where he worked part-time beforehand). In 2001, Mr. Konstantakopoulos founded CIEL, one of our managers, and he has served as President of CIEL since its inception. Mr. Konstantakopoulos owns 50.2% of CIEL. In 2005, Mr. Konstantakopoulos founded another of our managers, Shanghai Costamare, of which he is the controlling shareholder. Mr. Konstantakopoulos also owns, indirectly, 25% of C-Man Maritime, a vessel manning agency which he founded in 2006. Mr. Konstantakopoulos has served on the board of directors of the Union of Greek Ship-owners since 2006. Mr. Konstantakopoulos studied engineering at Universit Paul Sabatier in France.

Charlotte Stratos
Class III Director
Ms. Stratos is a member of the Board. Since 2008, Ms. Stratos has served as a Senior Advisor to Morgan Stanley’s Investment Banking Division-Global Transportation team. From 1987 to 2007, Ms. Stratos served as Managing Director and Head of Global Greek Shipping for Calyon Corporate and Investment Bank of the Credit Agricole Group. From 1976 to 1987, Ms. Stratos served in various roles with Bankers Trust Company including, Advisor to the Shipping Department and Vice President of Greek shipping finance. Ms. Stratos currently serves as an independent director for Hellenic Carriers Ltd. and Gyroscopic Fund, a hedge fund company.

Class II Directors—Term to Expire in 2012

Gregory Zikos
Chief Financial Officer and Class II Director
Mr. Zikos is our Chief Financial Officer and a member of the Board. Prior to joining us in 2007, Mr. Zikos was employed at DryShips, Inc., a public shipping company, as the Chief Financial Officer from 2006 to 2007. From 2004 to 2006, Mr. Zikos was employed with J&P Avax S.A., a real estate investment and construction company, where he was responsible for project and structured finance debt transactions. From 2000 to 2004, Mr. Zikos was employed at Citigroup (London), global corporate and investment banking group, where he was involved in numerous European leveraged and acquisition debt financing transactions. Mr. Zikos practiced law from 1994 to 1998, during which time he advised financial institutions and shipping companies in debt and acquisition transactions. Mr. Zikos holds an M.B.A. in finance from Cornell University, an L.L.M. from the University of London King’s College, and a bachelor of laws, with merits, from the University of Athens.

Vagn Lehd Møller
Class II Director
Mr. Møller is a member of the Board. From 1963 to 2007, Mr. Møller worked with A.P. Møller-Maersk A/S where he eventually served as Executive Vice President and Chief Operations Officer of the world’s largest liner company, Maersk Line. Mr. Møller was instrumental in the purchase and integration of Sea-land Services by A.P. Moller-Maersk A/S in 2000 and of P&O Nedlloyd in 2005. Since March 2010, Mr. Møller has served on the board of directors for Scan Global Logistics A/S and Scan Global Holding S/A, both Danish based internal logistics companies. From 1992 to July 2010, Mr. Møller served as a board member for Norfolk Line Holdings, a Netherlands based sea ferry company. From 2000 to April 2010, Mr. Møller served as a board member for Svitzer A/S, a Denmark based salvage and towing company.

Independence

The Board has determined that each of Ms. Stratos and Mr. Møller are independent within the current meanings of independence employed by the corporate governance rules of the NYSE and the SEC.

Compensation of Independent Directors

Our independent, non-executive directors receive annual fees in the amount of $65,000, plus reimbursement for their out-of-pocket expenses. Our officers who serve as our directors will not receive additional compensation for their service as directors.

Compensation of Senior Management

Our chief executive officer, our chief financial officer and our general counsel are provided to us, and their compensation is set and paid, by our management company, Costamare Shipping. Currently, such compensation is $1.0 million per year in the aggregate. Pursuant to our management agreement with Costamare Shipping, we are responsible for providing the funds used to pay the compensation of our executive officers. We do not pay any additional compensation directly to our executive officers. We do not have any service contracts with our non-executive directors that provide for benefits upon termination of their services.

Board Practices

We currently have five members on the Board. The Board may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire Board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the Board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the Board.

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. In addition, certain members of the Konstantakopoulos family control a majority of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another company or group is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (4) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees. As permitted by these exemptions, as well as by our Amended and Restated Bylaws (the “Bylaws”) and the laws of the Marshall Islands, the Board currently consists of a majority of non-independent directors and a combined corporate governance, nominating and compensation committee with one non-independent director serving as a committee member. As a result, non-independent directors, including members of our management who also serve on the Board, may among other things, fix the compensation of our management, make stock and option awards and resolve governance issues regarding our company. In addition, we currently have an audit committee composed solely of two independent directors, whereas a domestic public company would be required to have three such independent directors. Accordingly, in the future you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Committees of the Board

Audit committee

Our audit committee consists of Vagn Lehd Møller and Charlotte Stratos. Ms. Stratos is the chairman of the committee. The audit committee is responsible for:

•	the appointment, compensation, retention and oversight of independent auditors and approving any non-audit services performed by such auditors;

•

assisting the Board in monitoring the integrity of our financial statements, the independent auditors’ qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements;

•

annually reviewing an independent auditors’ report describing the auditing firm’s internal quality-control procedures, and any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm;

•	discussing the annual audited financial and quarterly statements with management and the independent auditors;

•	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	discussing policies with respect to risk assessment and risk management;

•	meeting separately, and periodically, with management, internal auditors and the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s responses;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	annually reviewing the adequacy of the audit committee’s written charter, the scope of the annual internal audit plan and the results of internal audits;

•	establishing procedures for the consideration of all related-party transactions, including matters involving potential conflicts of interest or potential usurpations of corporate opportunities;

•	reporting regularly to the full Board; and

•	handling such other matters that are specifically delegated to the audit committee by the Board from time to time.

Corporate governance, nominating and compensation committee

Our corporate governance, nominating and compensation committee consists of Konstantinos Konstantakopoulos, Vagn Lehd Møller and Charlotte Stratos. Mr. Konstantakopoulos is the chairman of the committee. The corporate governance, nominating and compensation committee is responsible for:

•

nominating candidates, consistent with criteria approved by the full Board, for the approval of the full Board to fill board vacancies as and when they arise, as well as putting in place plans for succession, in particular, of the chairman of the Board and executive officers;

•	selecting, or recommending that the full Board select, the director nominees for the next annual meeting of shareholders;

•	developing and recommending to the full Board corporate governance guidelines applicable to us and keeping such guidelines under review;

•	overseeing the evaluation of the Board and management; and

•	handling such other matters that are specifically delegated to the corporate governance, nominating and compensation committee by the Board from time to time.

Stockholder Proposals for Annual Meeting

Our Bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to our Secretary. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the previous year’s annual meeting of stockholders. Our Bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before, or to make nominations for directors at, an annual meeting of stockholders. Individuals proposed as candidates for election as director by stockholders in accordance with these procedures will receive the same consideration, which was given to individuals identified through other means to the corporate governance, nominating and compensation committee.

Stockholders who wish to send communications on any topic to the Board, may do so by writing to our General Counsel and Secretary, Mr. Konstantinos Zacharatos, at Costamare Inc., c/o Costamare Shipping Company S.A., 60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Board is submitting for ratification at the Meeting the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as the Company’s independent auditors for the fiscal year ending December 31, 2011.

Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to approval by the Company’s audit committee.

Approval of Proposal Two requires the majority of the votes cast at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2011. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but stockholders may be solicited by telephone, e-mail, or personal contact.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Directors

Konstantinos Zacharatos General Counsel and Secretary

September 15, 2011
Athens, Greece